Daniel Micak
EVP, General Counsel & Corporate Secretary
Lightspeed Commerce Inc.

August 5, 2022                                    VIA SEDAR

Re:    Lightspeed Commerce Inc.
Report of Voting Results pursuant to Section 11.3 of National instrument 51-102 Continuous Disclosure obligations (‘NI 51-102”)

At the 2022 annual and special meeting of shareholders of Lightspeed Commerce Inc. (“Lightspeed” or the “Company”) held on August 4, 2022 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, the following matters were voted on.

1.Election of Directors

A ballot was conducted with respect to the election of directors. According to the proxies received and ballots cast, the following individuals were elected as directors of the Company until the next annual shareholder meeting, with the following results:

Name of Nominee	Votes For	%	Votes Withheld	%
Patrick Pichette	91,087,922	98.60%	1,296,782	1.40%
Dax Dasilva	90,724,978	98.20%	1,659,726	1.80%
Dale Murray	90,069,887	97.49%	2,314,817	2.51%
Jean Paul Chauvet	91,959,257	99.54%	425,447	0.46%
Merline Saintil	49,759,953	53.86%	42,624,751	46.14%
Nathalie Gaveau	91,161,068	98.68%	1,223,636	1.32%
Paul McFeeters	92,170,100	99.77%	214,604	0.23%
Rob Williams	91,929,327	99.51%	455,377	0.49%

2.Appointment of Auditors

A ballot was conducted with respect to the appointment of PricewaterhouseCoopers LLP (“PwC”) as the Company’s auditors. According to the proxies received and ballots cast, PwC was appointed the Company’s auditors with the following results:

Votes For:        94,302,444 (99.90%)
Votes Withheld:     95,741 (0.10%)

3.Advisory Vote on Executive Compensation

A ballot was conducted with respect to approving an advisory, non-binding resolution on the Company’s approach to executive compensation as more fully described in the Company’s management information circular. According to the proxies received and ballots cast, such advisory, non-binding resolution on the Company’s approach to executive compensation was approved with the following results:

Votes For:        63,985,334 (69.26%)
Votes Against:     28,399,369 (30.74%)

4.Forum Selection By-Law

A ballot was conducted with respect to approving a resolution of the shareholders approving a forum selection by-law as more fully described in the Company’s management information circular. According to the proxies received and ballots cast, such resolution to approve a forum selection by-law was approved with the following results:

Votes For:        50,919,494 (55.12%)
Votes Against:     41,465,209 (44.88%)

(signed) Daniel Micak
EVP, General Counsel and Corporate Secretary